Press Release



FOR IMMEDIATE RELEASE

Texen Oil and Gas Commences Workover Program on Helen Gohlke Field

Houston, Texas, September 27, 2004 – Texen Oil and Gas, Inc. (OTC BB: TXEO), a Standard and Poor's listed company, is pleased to announce that it has commenced the scheduled workover program in the Helen Gohlke Field, with the initial re-work on the Charles Kuester 20.

The initial program has begun with a re-work of the Charles Kuester 20. "We are very excited to enter the next phase of our revitalization program; we hope to deliver to our shareholders similar successes that we achieved in the workover program on the Brookshire Salt Dome," states Mr. Michael Sims, President and CEO of Texen Oil and Gas, Inc.

In other developments, the company is still in negotiations with potential financing partners to assist the company with acquisitions of new oil and gas properties and developing existing properties.

About Texen Oil and Gas, Inc.
Texen Oil and Gas, Inc. is a Houston based oil and gas exploration and development (E&D) company. The company leases approximately 6,000 acres of crude oil and natural gas properties in Victoria, DeWitt and Waller Counties, Texas.   Texen Oil and Gas is focused on acquiring, developing and producing proven, developed and underdeveloped reserves, which offer long-term value for the company. We trade under the stock symbol: TXEO on the OTC bulletin board. For additional information, please visit our web site at: http://www.texenoilandgas.com/

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Contact Information:
Texen Oil and Gas, Inc.
Corporate Headquarters
Tel: 1-713-782-5758
E-mail: info@texenoilandgas.com